MIRION TECHNOLOGIES, INC.

1218 Menlo Drive

Atlanta, Georgia 30318

November 2, 2021

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Mirion Technologies, Inc.

Registration Statement on Form S-1

File No. 333-260528

Ladies and Gentlemen:

Mirion Technologies, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on November 4, 2021, at 4:15 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Alan F. Denenberg of Davis Polk & Wardwell LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Alan F. Denenberg of Davis Polk & Wardwell LLP, counsel to the Registrant, at (650) 752-2004.

[Signature Page Follows]

Very truly yours,

MIRION TECHNOLOGIES, INC.

By:	/s/ Thomas D. Logan
Name:	Thomas D. Logan
Title:	Chief Executive Officer and Director

cc:	Thomas D. Logan, Mirion Technologies, Inc.

Brian Schopfer, Mirion Technologies, Inc.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP

Bryan M. Quinn, Davis Polk & Wardwell LLP

[Signature Page to Acceleration Request]